INVESTMENT MANAGERS SERIES TRUST

AMENDED MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

Investment Managers Series Trust (the "Trust") on behalf of the Advisory Research MLP & Energy Income Fund (the “Fund”) hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), which sets forth the separate distribution arrangements and expense allocations of each class of shares of the separate authorized series of the Trust.

CLASS CHARACTERISTICS

Each class of shares will represent an interest in the same portfolio of investments of the Fund and be identical in all respects to each other class, except as set forth below.

CLASS A: Class A shares will be subject to a Rule 12b-1 distribution fee with a maximum annual rate of .25% of average daily net assets.

Class C:  Class C shares will be subject to a Rule 12b-1 distribution fee with a maximum annual rate of 0.75% of average daily net assets and an administrative services fee with a maximum annual rate of 0.25% of average daily net assets.

Institutional Class: Institutional Class shares will not be subject to any Rule 12b-1 or service fee.

The only differences among each class of shares of the Fund will relate solely to:

(a) distribution fee payments associated with a Rule 12b-1 plan for a particular class of shares and any other costs relating to implementing or amending such plan (including obtaining shareholder approval of such plan or any amendment thereto), which will be borne solely by shareholders of such class;

(b) administrative service fee payments associated with a Rule 12b-1 Plan for a particular class of shares and any other costs relating to implementing or amending such plan (including obtaining shareholder approval of such plan or any amendment thereto), which will be borne solely by shareholders of such class;

(c) different class expenses, which will be limited to the following expenses determined by the Board of Trustees to be attributable to a specific class of shares:

(i)  printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a specific class;

(ii) Securities and Exchange Commission registration fees and state “blue sky" fees incurred by a specific class;

(iii) litigation or other legal expenses relating to a specific class;

(iv) Trustee fees or expenses incurred as a result of issues relating to a specific class;

(v)  accounting expenses relating to a specific class; and

(vi) voting rights related to any Rule 12b-1 Plan affecting a specific class of shares;

(d)  different transfer agency fees attributable to a specific class;

(e)  exchange privileges; and

(f)  class names or designations.

Any additional incremental expenses not specifically identified above that are subsequently identified and determined to be properly applied to one class of shares of the Fund shall be so applied to such class of shares of the Fund upon approval by a majority of the Trustees, including a majority of Trustees who are not interested persons of the Trust.

INCOME AND EXPENSE ALLOCATION

Certain expenses attributable to the Trust, and not to a particular series, will be borne by each series on the basis of the relative aggregate net assets of the series. Expenses that are attributable to the Fund, but not to a particular class thereof, will be borne by each class of the Fund on the basis of relative net assets of the classes. Notwithstanding the foregoing, the investment manager or other service provider may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 under the 1940 Act.

A class of shares may bear expenses that are directly attributable to such class as set forth above.

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by the Fund to each class of shares, to the extent that any dividends are paid, will be calculated at the same time, on the same day, in the following manner: a) the distribution for Class I shares will be calculated based on the distribution growth rate desired by the Fund’s investment manager, which will result in a specified annualized yield rate (the “Yield”); b) the distribution for Class A shares will be calculated based on the Yield, reduced by the class-specific distribution fee of 0.25%; and c) the distribution for Class C shares will be calculated based on the Yield, reduced by the class-specific distribution and administrative servicing fee of 1.00%.  The income allocated to each Class with respect to distributions calculated in this manner will be allocated consistently among the Classes based on the net assets of each Class in relation to the net assets of the Fund; however, the amount of the distribution attributable to return of capital may vary among the Classes.

The Fund may from time to time choose to make additional dividend or other distribution payments to each class of shares, which will be calculated at the same time, on the same day, and will be in the same amount, except that any distribution fees, shareholder service fees and class expenses allocated to a class will be borne exclusively by that class.

EXCHANGES

Shareholders may exchange shares of any class of a Fund for shares of a similar share class of another Fund, if any, or for shares of a similar share class of any other series of the Trust for which the Fund’s investment manager serves as investment manager (which other series may be included in another Multiple Class Plan).

CONVERSION OF SHARES

A share conversion is a transaction in which shares of one class of a Fund are exchanged for shares of another class of the Fund. Share conversions can occur between any two share classes of a Fund. In a conversion, a shareholder will receive shares of another class equal to the aggregate net asset value attributable to the shares of the current class held by the shareholder divided by the net asset value per share of the other class.  Generally, a shareholder may request a share conversion when a shareholder becomes eligible for another share class of the Fund or no longer meets the eligibility of the share class owned by the shareholder (and another class exists for which the shareholder would be eligible).

In addition, each Fund reserves the right to mandatorily convert shareholders from one class to another if they no longer qualify as eligible for their existing class, or if they become eligible for another class and such conversion does not adversely affect the shareholder.  Such mandatory conversions may be as a result of a change in value of an account due to market movements, exchanges or redemptions. A Fund will notify affected shareholders in writing prior to any mandatory conversion.

A share conversion is not expected to result in the recognition of gain or loss by a shareholder for U.S. federal income tax purposes.

GENERAL

Any distribution arrangement of the Trust or any services, including distribution fees pursuant to Rule 12b-1 under the 1940 Act and any initial sales charge or contingent deferred sales charges, will comply with Article III, Section 26 of the Rules of Fair Practice of the Financial Industry Regulatory Authority.

Any material amendment to this Plan must be approved by a majority of the Board of Trustees of the Trust, including a majority of those Trustees who are not interested persons of the Trust.

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